

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via U.S. Mail
Mr. Wilfred Chow
Chief Financial Officer
SearchMedia Holdings Limited
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

>   **Re: SearchMedia Holdings Limited**
>   **Form 20-F for the fiscal year ended December 31, 2010**
>   **Filed June 30, 2011**
>   **File No. 333-158336**

Dear Mr. Chow:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 20-F for the fiscal year ended December 31, 2010

 Item 5 Operating and Financial Review and Prospects, page 41

1. Since a substantial amount of your consolidated operations are attributed to your variable interest entity, please provide the following disclosures:

    a. Your assumptions, risks and uncertainties in accounting for VIEs and consolidating the operations of the VIEs.

    b.   A condensed consolidating balance sheet, income statement and cash flow statement, presented in tabular form, for the most recent periods presented. The information should be in sufficient detail to allow investors to understand the assets and operations that are not subject to involvement with the consolidated variable interest entity, so investors may understand the uncertainties that could cause the reported financial information not to be necessarily indicative of future operating results or financial condition.

c. a discussion of risks and uncertainties that may result in deconsolidation of the variable interest entity.

Consolidated statement of operations, page F-6

2. Revise to present the "loss on impairment of goodwill and intangible assets," "loss on impairment of fixed assets," "loss on abandonment of lease" and "loss on disposal of fixed assets" within loss from operations.

3. We note that revenues increased in 2010 when compared to 2009; however, we note a decrease in revenues from VIEs in 2010. Tell us the reason for the significant decrease in revenues from the VIEs in 2010 as compared to 2009.

Notes to consolidated financial statements, page F-9

1. Principal activities, organization and basis of presentation, page F-9

VIE arrangements, page F-9

4. Disclose any substantive kick-out rights of the VIEs to unilaterally terminate the contracts and also disclose how the contract can terminate and whether the VIEs can force termination (e.g., VIEs can exit with payment of termination fee).

5. Disclose the significant activities of the VIEs that are covered by the contractual arrangement, considering limitations in scope to a particular set of activities or phase of entity's life cycle and limitations in length of term or conditions that could result in shortened term (e.g., must VIEs agree to extension of fixed term?).

6. Disclose uncertainties and risks that may be encountered, such as:

- VIEs may breach the contractual arrangements for various reasons (e.g., dispute, dissatisfaction with contract terms, better opportunities outside of contractual arrangement),

- Agreements may not be enforceable for various reasons (e.g., equity pledge agreements were not registered, lack of recognition by PRC government),

- PRC government may restrict activities of operating entity (VIEs), or

- PRC government may prohibit contractual arrangements altogether.

7. Describe any change in facts or circumstances that change the activities of the VIEs or nature of WFOE's involvement:

- Agreements terminated and equity pledge agreements were not registered,

- Dispute between VIE owners and WFOE, or

- Government intervention.

8. Please expand the disclosure of your basis for consolidation to include all significant judgments and assumptions made in your analysis pursuant to ASC 810-10-50, including:

- Significant judgments and assumptions made in determining whether to consolidate VIEs or disclose involvement with VIEs;

- Nature of restrictions on consolidated VIEs' assets and carrying amounts of such assets;

- Nature of, and changes in, the risks associated with involvement in VIE;

- How involvement with VIEs affects reporting entity's financial position, financial performance, and cash flows;

- Policy regarding how net income is attributed to noncontrolling interests;

- Whether owner of OpCo are different than owners of WFOE;

- Description of significant terms to contracts (i.e., length of term/remaining term, renewal provisions, penalties for operator to get out of contract);

- Description of how contract terms grant power to direct significant activities and right to economic returns; and

- Whether enforceability of contracts represents significant judgment/assumption.

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

9. We note that the equity owners of Xhejiang Continental are entitled to contingent consideration based on a predetermined earn-out formula applied to audited operating results through December 31, 2010 and 2011. Please disclose the details of the pre determined formula so the readers can determine the amount and timing of future payments.   Please provide us with your proposed disclosures.

10. We note that you recognized the consideration at fair value based on best estimate. Please disclose how you determined the fair value of the contingent consideration including the methodology and assumptions used. Further it is unclear how you accounted for subsequent changes in the fair value of the contingent consideration. Tell us how you complied with paragraph ASC 805-30-35-1.

II. 2008 Acquisitions, page F-19

11. We note that in 2008 you completed the acquisition of several businesses. We also note that most of the purchase consideration for these acquisitions is contingent pursuant to earn-out agreements. For each of the 2008 acquisitions please provide a detailed discussion of the contingent consideration original and amended agreements. Your disclosure should include the methodology used to determine the amount and timing of past and future payments and whether you are required to pay cash or stock. Please provide us with your proposed disclosures.

12. Tell us whether any of the acquired entities "ex-owners" became employees of your company.

13. It is unclear to us why you were required to pay contingent consideration and then immediately recognize goodwill impairment. Revise your disclosures on page 46 in MD&A to explain the rationale behind the contingent consideration in light of the lack of an increase in fair value of the reporting units during the period covered by the contingent consideration. Please provide us with your proposed disclosures

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director